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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

March 20, 2014

Re:	Ally Financial Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-173198

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Windsor:

On March 3, 2014, Ally Financial Inc., a Delaware corporation (the “Company” or “Ally”), filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 10 to its Registration Statement on Form S-1 and the prospectus included therein.

On behalf of the Company, we are writing to respond to the comment raised in your letter to the Company dated March 19, 2014. The response below has been provided by the Company and corresponds to the caption and number of the comment (which is reproduced below in italics).

Mr. Christian N. Windsor	2	March 20, 2014

Amendment No. 10 to Registration Statement on Form S-1

Exhibits

1.	It appears that the new auto financing agreement with General Motors Company, which became effective on March 1, 2014, is a material contract as defined under Item 601(b)(10) of Regulation S-K and should be filed as an exhibit. If you disagree, provide us with an analysis supporting your determination that the agreement is not required to be filed pursuant to the item.

Item 601(b)(10) of Regulation S-K requires, among other things, that a registrant file as an exhibit any agreement “not made in the ordinary course of business which is material to the registrant”, as well as any agreement, regardless of whether or not such agreement is ordinary course, upon which the registrant’s business is “substantially dependent”, unless immaterial in amount or significance. The Company respectfully submits that the new auto financing agreement with General Motors (“GM”) that became effective on March 1, 2014 (the “New GM Agreement”) does not meet the requirements of Item 601(b)(10) of Regulation S-K, and therefore is not required to be filed as an exhibit.

In May 2009, Ally entered into an Amended and Restated United States Consumer Financing Services Agreement with GM (the “Prior GM Agreement”). The Prior GM Agreement stated that whenever GM offered subvented vehicle financing and leasing incentives to customers, it would do so exclusively through Ally. The Prior GM Agreement was later amended to provide GM with limited ability to utilize other financing sources, but continued to include an obligation of GM to provide Ally with exclusivity privileges, including the use of Ally for designated minimum threshold percentages of certain GM retail financing subvention programs. The Prior GM Agreement related solely to subvented financing. At the time Ally entered into the Prior GM Agreement, subvention constituted a significant portion of Ally’s origination volumes (58.0% in 2009). As a result, Ally concluded that the Prior GM Agreement was a material agreement and filed it as an exhibit to Ally’s Form 10-Q for the period ended June 30, 2009, and has continued to include it on its exhibit list until its expiration in March 2014.

In contrast, and as disclosed in the prospectus, the New GM Agreement does not provide Ally with any exclusivity or similar privileges related to the financing of GM vehicles, whether through subvention programs or otherwise. As a result, the New GM Agreement does not include any of the economic benefits that were included within the Prior GM Agreement. The New GM Agreement simply provides a general framework for dealer and consumer financing related to GM vehicles, as well as the process by which Ally would participate in GM subvention programs, if offered by GM and Ally chose to do so. The New GM Agreement does not impose any of the obligations on Ally, which existed under the Prior GM Agreement. In addition, subvented volumes are now much less important to Ally. In 2013, subvented volumes comprised only 12.8% of the Company’s originations.

Based on the foregoing, given the absence of exclusivity or economic benefits in the New GM Agreement, the absence of obligations imposed on Ally and the substantially diminished importance of subvention volumes to Ally, Ally respectfully submits that the New GM Agreement is clearly not a material contract, and therefore it is not required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

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Mr. Christian N. Windsor	3	March 20, 2014

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

Please direct any comments on the foregoing to the undersigned at (212) 450-4224.

Very truly yours,

/s/ Richard J. Sandler Richard J. Sandler
cc w/ enc:	Matt McNair Hugh West David Irving Division of Corporation Finance U.S. Securities and Exchange Commission

David J. DeBrunner Ally Financial Inc.

James J. Clark Noah B. Newitz Cahill Gordon & Reindel LLP Jay Clayton C. Andrew Gerlach Sullivan & Cromwell LLP